Filed by GEMSTAR-TV GUIDE INTERNATIONAL, INC.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Companies: MACROVISION SOLUTIONS CORPORATION
(Registration No. 333-148825), MACROVISION CORPORATION, File #000-22023
and GEMSTAR-TV GUIDE INTERNATIONAL, INC., File #0-24218

FOR IMMEDIATE RELEASE

RISKMETRICS RECOMMENDS THAT GEMSTAR-TV GUIDE STOCKHOLDERS VOTE FOR THE PROPOSED MERGER WITH MACROVISION

April 17, 2008 (Los Angeles, CA) -- Gemstar-TV Guide International, Inc. (NASDAQ: GMST), today announced that RiskMetrics Group, Inc., has recommended that Gemstar-TV Guide stockholders vote FOR approval of the proposed merger with Macrovision Corporation at Gemstar-TV Guide’s April 29, 2008 special meeting of stockholders. Stockholders of record as of the close of business on March 17, 2008 will be entitled to vote at the meeting.

RiskMetrics, through its ISS Governance Services, is a leading independent U.S. proxy advisory firm and its voting analyses and recommendations are relied upon by hundreds of major institutional investment funds, mutual funds and fiduciaries throughout the country.

Rich Battista, CEO of Gemstar-TV Guide commented, “We agree and are pleased with RiskMetrics’ recommendation that our stockholders vote to approve our proposed merger with Macrovision.”

Gemstar-TV Guide’s Board of Directors has unanimously recommended that stockholders vote in favor of the merger by completing and returning their proxy card. Gemstar-TV Guide’s stockholders are reminded that their vote is important. Stockholders may be able to vote their shares by telephone or by the Internet, and are advised that if they have any questions or need any assistance in voting their shares, they should contact Gemstar-TV Guide’s proxy solicitor, Innisfree M&A Incorporated toll free at (877) 750-9501.

ADDITIONAL INFORMATION

Macrovision Solutions Corporation has filed a Registration Statement on Form S-4 (Registration No. 333-148825) containing a definitive joint proxy statement-prospectus regarding the proposed transaction and other documents regarding the proposed transaction described in this document with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS AND SUCH OTHER MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES AND THE PROPOSED TRANSACTION. The definitive joint proxy statement-prospectus has been sent to stockholders of each of Gemstar-TV Guide and Macrovision seeking their approval of matters in connection with the transaction. Investors and stockholders may obtain a free copy of the joint proxy statement-prospectus and other documents filed by Macrovision Solutions with the Securities and Exchange Commission at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement-prospectus and the filings with the Securities and Exchange

Commission incorporated by reference in the joint proxy statement-prospectus, such as annual, quarterly and special reports, and other information, directly from Macrovision by directing a request to Macrovision Investor Relations at 408-969-5475 and directly from Gemstar-TV Guide by directing a request to Gemstar-TV Guide Investor Relations at 323-817-4600.

Each company’s directors and executive officers and other persons may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Macrovision’s directors and officers can be found in its Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on February 29, 2008 and information regarding Gemstar-TV Guide’s directors and officers can be found in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 14, 2008. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, is contained in the definitive joint proxy statement-prospectus and other relevant materials filed with the Securities and Exchange Commission.

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For more information, contact :

Innisfree M&A Incorporated (877) 750-9501 Toll Free (212) 750-5833 Banks and Brokers

Press:	Investor Relations:
Gemstar- TV Guide Eileen Murphy 212-852-7336 Eileen.Murphy@tvguide.com	Gemstar-TV Guide Rob Carl 323-817-4600 Rob.Carl@tvguide.com